Exhibit 99.1

News Release

For Immediate Release

Stantec reports strong results for 2012 year-end and an increased dividend

EDMONTON, AB (February 21, 2013) TSX, NYSE:STN

Today, Stantec announced strong results for 2012, with several key items to highlight

•	Gross revenue increased 11.9% year over year to C$1,882.9 million from C$1,683.4 million
•

Net income increased 17.7% year over year to C$120.9 million from C$102.7 million and diluted earnings per share increased 17.3% to C$2.64 from C$2.25, excluding the impact of a $90.0 million goodwill impairment charge in 2011

•	The Company completed seven acquisitions, adding approximately 1,170 staff and expanding its geographic reach
•	The Company declared a quarterly dividend of $C0.165, an increase of 10%

“The year 2012 marked our 59th year of uninterrupted profitability at Stantec, demonstrating the results of effectively executing our strategy,” says Bob Gomes, Stantec president and chief executive officer. “We achieved strong growth and exceeded our expectations for the year thanks to the excellence demonstrated by our employees in their commitment to the clients and communities they work with every day.”

Stantec’s revenue growth in Q4 12 was strong compared to Q4 11. Gross revenue increased 12.0% to C$483.9 million from C$432.0 million, and EBITDA increased 20.3% to C$56.3 million from C$46.8 million. Excluding the impact of a $90.0 million non-cash goodwill impairment charge in 2011, the Company’s net income increased 28.0% to C$31.1 million from C$24.3 million, and diluted earnings per share increased 26.4% to C$0.67 from C$0.53. Net income during Q4 12 was positively impacted by an increase in gross revenue and an increase in gross margin as a percentage of net revenue from 55.1% in Q4 11 to 56.1% in Q4 12.

Focus on Executing on Strategy and Market Opportunities

In 2012, Stantec focused on executing its long-term strategy and capitalizing on market opportunities. Because of Stantec’s depth and breadth of expertise, leveraging this focus resulted in securing projects with new and existing clients across geographic regions and practice areas.

Stantec strengthened its capacity in the mining, oil and gas, and power sectors through both organic growth and strategic acquisitions. This increased capacity led to securing work in Eagle Ford, Texas, providing construction management oversight and regulatory support to the gas industry, as well as working on a pipeline expansion project. Stantec continued to leverage client relationships and capitalize on its integrated presence across North America, resulting in multiple pipeline projects providing services such as overall technical coordination of environmental assessments and leading emergency response planning. Stantec also provided consulting services to two liquefied natural gas projects and associated port facilities.

Stantec’s ability to develop strong, long-lasting client relationships meant new opportunities. This included work with the North Carolina Department of Transportation for a large multi-year project completing studies for proposed improvements to a section of NC 150 northeast of Charlotte, North Carolina. Strategic acquisitions also increased the Company’s market presence, leading to significant new projects. For example, Stantec was selected for a design-build project in Louisville, Kentucky, where the Company will provide a cross-section of services, including roadway and bridge design, lighting, landscaping, permitting, and geotechnical engineering services for a new Ohio River bridge and system interchanges.

Stantec also continued to pursue market opportunities in both residential and nonresidential markets, particularly in areas where markets showed signs of recovery. This effort resulted in securing design work for the Lakewood Ranch Country Club East Golf Course community expansion in Sarasota, Florida. In addition, despite softening of some markets, Stantec continued to secure work in key sectors such as healthcare, including a project for the Cleveland Clinic in Cleveland, Ohio, to perform programming, architectural, and interior design services for a major expansion to the Taussig Cancer Institute.

Continued Growth

Stantec is well positioned for 2013 to take advantage of continued opportunities in Canada and an emerging recovery in US markets. The Company completed seven acquisitions in 2012—four of those in the fourth quarter—which expanded the depth and breadth of its expertise in the oil and gas industry, in particular in western Canada, and its transportation and urban development expertise in the United States. This continued growth reinforces the Company’s goal of being a top 10 global design firm while also expanding its position in North America and strengthening its diverse service offerings and relationships with both local/regional and global/national clients.

Additional Company Activity

Today, Stantec’s board of directors declared a quarterly dividend of C$0.165 per share, an increase of 10%. It is payable on April 18, 2013, to shareholders of record on March 29, 2013.

Stantec would like to recognize the contributions of former board member Mr. Robert Bradshaw. In the fourth quarter of 2012, Mr. Bradshaw stepped down from his position on Stantec’s board of directors. He has been associated with the Company since 1993 and was part of the team that took the Company public in 1994. He was appointed chairman of the board from 1994 to 1998. During his time with Stantec, Mr. Bradshaw demonstrated exemplary dedication and leadership.

The Stantec board of directors is pleased to announce that on February 20, 2013, it passed a resolution appointing Donald Lowry of Edmonton, Alberta, to the board. This appointment will take effect May 8, 2013. Mr. Lowry is currently the president and chief executive officer of EPCOR Utilities Inc., and will be stepping down from this role later this year. He is also the non-executive chair of Capital Power Corporation and Canadian Oil Sands Ltd., and is a member of the board of directors of Hydrogenics Corporation. Mr. Lowry brings leadership and industry expertise to the Stantec board.

Conference Call and Company Information

Stantec’s fourth quarter and year-end conference call, to be held Thursday, February 21, 2013, at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide confirmation code 8780489 to the operator.

Stantec’s Annual Meeting of Shareholders will be held on May 9, 2013, at 10:30 AM MDT (12:30 PM EDT) at MacEwan University’s Alberta College Campus in Edmonton, Alberta, 10050 MacDonald Drive.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 200 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure, and gross revenue and net revenue are additional IFRS measures. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2012 Financial Review.

This press release contains forward-looking statements concerning Stantec’s future financial performance, future growth, and future acquisitions activities. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets and the risk that the contemplated transactions will not close when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2012 Financial Review. Stantec’s 40-F has been filed with the SEC and you may obtain this document by visiting EDGAR on the SEC website at www.sec.gov. Our 2012 Financial Review is also available at the CSA website at www.sedar.com, or at www.stantec.com. Alternatively, you may obtain a hard copy of the Financial Review free of charge upon request to our Investor Contact noted below.

Media Contact Sherry Brownlee Stantec Media Relations Tel: (780) 917-7264 sherry.brownlee@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.

- Continued, Income Statement and Balance Sheet attached -

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

ASSETS
Current
Cash and cash equivalents	41,753	36,111
Trade and other receivables	355,955	310,669
Unbilled revenue	150,523	133,881
Income taxes recoverable	3,811	16,800
Prepaid expenses	14,336	13,908
Other financial assets	18,701	14,612
Other assets	4,106	3,172

Total current assets	589,185	529,153
Non-current
Property and equipment	115,086	107,853
Goodwill	566,784	509,028
Intangible assets	85,748	72,047
Investments in associates	3,508	2,365
Deferred tax assets	40,975	43,647
Other financial assets	63,565	61,606
Other assets	3,791	1,657

Total assets	1,468,642	1,327,356

LIABILITIES AND EQUITY
Current
Trade and other payables	216,104	191,859
Billings in excess of costs	60,822	49,441
Income taxes payable	159	-
Current portion of long-term debt	42,888	59,593
Provisions	14,863	16,373
Other financial liabilities	1,672	5,042
Other liabilities	8,650	5,208

Total current liabilities	345,158	327,516
Non-current
Long-term debt	256,408	236,601
Provisions	36,959	42,076
Deferred tax liabilities	57,842	54,564
Other financial liabilities	2,342	2,257
Other liabilities	42,778	37,191

Total liabilities	741,487	700,205

Shareholders’ equity
Share capital	240,369	226,744
Contributed surplus	14,291	14,906
Retained earnings	491,251	397,847
Accumulated other comprehensive loss	(18,859)	(12,449)

Total equity attributable to equity holders of the Company	727,052	627,048

Non-controlling interests	103	103

Total equity	727,155	627,151

Total liabilities and equity	1,468,642	1,327,356

Consolidated Statements of Income

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	2012 $	2011 $

Gross revenue	1,882,900	1,683,403
Less subconsultant and other direct expenses	326,506	304,856

Net revenue	1,556,394	1,378,547
Direct payroll costs	700,853	615,136

Gross margin	855,541	763,411
Administrative and marketing expenses	633,171	565,164
Depreciation of property and equipment	27,875	27,933
Impairment of goodwill	-	90,000
Amortization of intangible assets	20,008	18,395
Net interest expense	8,658	9,723
Other net finance expense	2,773	2,848
Share of income from associates	(1,765)	(793)
Foreign exchange loss	181	501
Other expense (income)	147	(36)

Income before income taxes	164,493	49,676

Income taxes
Current	44,661	32,733
Deferred	(1,070)	4,281

Total income taxes	43,591	37,014

Net income for the year	120,902	12,662

Earnings per share
Basic	2.64	0.28

Diluted	2.64	0.28